June 9, 2005

via U.S. mail and facsimile

Heinz C. Schimmelbusch, Chief Executive Officer
Metallurg Holdings, Inc.
Building 400, 435 Devon Park Drive
Wayne, PA  19087

	Re:	   Item 4.02 Form 8-K
	Filed:	   June 9, 2005
	File No.  333-60077

Dear Mr. Schimmelbusch:

	We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comment.
1. You have disclosed that you intend to file restated financial statements. However, you have not indicated when you intend to do so. Please tell us when you intend to file restated financial statements. We may have further comments after you file the restated financial statements.

We remind you that when you file your restated Form 10-K/A you should appropriately address the following:
* an explanatory paragraph in the reissued audit opinion,
* full compliance with APB 20, paragraphs 36 and 37,
* fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data,
* updated Item 9A. disclosures should include the following:
o a discussion of the restatement and the facts and circumstances surrounding it,
o how the restatement impacted the CEO and CFO`s original conclusions regarding the effectiveness of their disclosure controls and procedures,
o changes to internal controls over financial reporting, and
o anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
Refer to Items 307 and 308(c) of Regulation S-K.
* all updated certifications.

*    *    *    *

      Please respond to these comments within 5 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-
3754
or, in her absence, to the undersigned at (202) 551-3769.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief
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Mr. Heinz C. Schimmelbusch
Metallurg Holdings, Inc.
June 9, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE